Yucheng Technologies Limited
F9 Tower D, Beijing Global Trade Center,
36 North Third Ring Road East, Dongcheng District
Beijing, PRC  100013

November 12, 2010

Mr. Robert Benton, Staff Accountant
and
Jan Woo, Esq.
Securities and Exchange Commission
Washington, D.C. 20543

Re:	Yucheng Technologies Limited
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 30, 2010
Forms 6-K filed May 19, 2010 and August 13, 2010
File No. 001-33134

Dear Mr. Benton and Ms Woo:

I am responding to your letter to Mr. Weidong Hong, the Chief Executive Officer of Yucheng Technologies Limited, dated August 30, 2010.  We have reproduced the comments of the Staff from that letter below, and below each we have provided the company response.

Our counsel, Andrew Hudders, with the firm of Golenbock Eiseman Assor Bell & Peskoe LLP, 437 Madison Avenue, New York, New York, 10022 (Fax: 212-754-0330 – Tel: 212-907-7349) has spoken with Mr. Benton and Ms. Maryse Mills-Apenteng, and we understand that we may provide the intended responses in this letter for the Staff consideration before to make the actual amendments in the Form 20-F, if any are required. Please feel free to contact Mr. Hudders.

Form 20-F for the Fiscal Year Ended December 31, 2009
Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies
Goodwill, page 56

1.
We note your discussion regarding goodwill, Tell us how you considered disclosing the amount of goodwill allocated to each of your two reporting units. Please clarify whether you have determined that the estimated fair value substantially exceeds the carrying value for each of your reporting units and if so, please disclose this determination in future filings. To the extent that either of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following in future filings.

•	the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
•	the amount of goodwill allocated to the reporting unit; and
•	describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Please refer to Item 5.D. of Form 20-F and Section v of SEC Release No. 33-8350.

Response

We have two reporting units which are two components below the operating segment and are as follows: 1) the first component includes revenues from ”Software & Solutions” and ”Platform & Maintenance Services”; and 2) the second component comprises the revenues from ”POS”. All the goodwill as of December 31, 2009 arose from five acquisitions consummated in 2006 and 2007, and is related only to the Software & Solutions” and ”Platform & Maintenance Services” component.

We perform our goodwill impairment assessment annually with the assistance from an independent appraisal firm.  The 2009 goodwill impairment assessment indicated that the estimated fair value had substantially exceeded the carrying value by 53%. We will disclose our assessment in future filings. Furthermore, if we determine in the future that the estimated fair value is not substantially in excess of the carrying value and is at potential risk of failing step one of goodwill impairment assessment, we will disclose the following in future filings:

-	the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
-	the amount of goodwill allocated to the reporting unit; and
-	describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

2.
We note the recent drop in your stock price and market capitalization since the fiscal year ended December 31, 2009. Tell us how you considered ASC 350-20-35-30 and whether you believe this is a triggering event that would require you to reassess your goodwill for impairment. To the extent that you performed an interim impairment analysis of your goodwill, please provide your conclusions.

Response

As of December 31, 2009, the market value of the company is $158 million, greater than the net book value of $88 million. As a result, there is no impairment of goodwill as of December 31, 2009.

After the company announced Q4 2009 earnings on January 29, 2010, the stock price dropped significantly, which resulted in the market capitalization dropped below the net book value. This became a possible triggering event for the goodwill impairment. The company conducted an additional analysis on the subject.

We conducted a study using the FactSet database on all public global technology M&A transactions in the past 12 months, the average premium paid is 38.2%, 38.1%, and 46.5% over the trading price on transaction date, 5 days average price prior to transaction date, and 30 days average price prior to transaction date. The statistics on the acquisition premium historically does not change significantly. As a result, based on those parameters, the fair value of the company including the control premium would have been $101 million, $101 million, and $108 million, all of which are greater than the net book value of $88 million. As a result, there is no goodwill impairment.

Furthermore, we believe the fundamental condition and environment of company’s business did not change due to those extraordinary events causing financial losses in Q4 2009. Based on the company’s internal forecast for 2010, the company can return the business back on track very soon.

So, we concluded that the recent drop in market capitalization did not result in goodwill impairment for the fiscal year 2009 and the subsequent interim periods in the fiscal year 2010.

A. Operating Results, page 59

3.
It appears you have provided limited disclosure regarding the factors that have affected the company's financial condition and results of operations for the periods covered by the financial statements, Tell us what consideration you gave to discussing the primary drivers and other material factors necessary to understand the changes in revenue, cost of revenue, and operating expenses. For example, it does not appear that you have discussed the extent to which changes in revenue were attributable to changes in prices, volume, mix of products or services being sold, or the mix of customers. In this regard, we note that while you have disclosed the change in the percentage of your revenues derived from Joint-Stock banks and small and mid-sized banks in China, you have not discussed the extent to which "changing client composition and changes in their behavior" materially contributed to the increase in revenues in 2008 or the significant decrease in revenues in 2009, See Item 5.A of Form 20-F, Please advise.

Response

CHANGES IN REVENUES:

Our revenue mixes in 2007, 2008, and 2009 are as follows (in million, RMB):

	2007	2008	2009

Software & Solutions	192.4	263.9	281.9

Platform & Maintenance Services	239.5	398.3	72.6

POS	3.6	14.6	25.9

Total	435.5	676.8	380.4

The business environment for both Software & Solutions and POS remained stable as they grew steadily. We expanded aggressively into the small to medium bank market starting in 2008 and since then maintained consistent growth in this market. As a result, the revenue contributions from the small to medium banks as a percentage of total revenues increased significantly from 27.4% in 2007 to 48.9% in 2009 while the absolute revenues amount from big four banks increased in those years as well, as disclosed in our 20-F. The fluctuations in revenues are primarily caused by the significant changes in revenues derived from Platform & Maintenance Services year over year.

Platform & Maintenance Services have been historically a major part of our business. The characteristics of this business are its little visibility and poor sustainability, as evidenced by its percentage contributions to the total revenues at 55.0%, 58.9%, and 19.1%, respectively, for the years ended December 31, 2007, 2008 and 2009. As a result, we have increasingly focused our resources on Software & Solutions business, which has higher margins and greater long-term potential. We currently provide Platform & Maintenance Services as a component of a larger client engagement that includes Software & Solutions projects, or if we anticipate that the Platform & Maintenance Services project will lead to future Software & Solutions projects from the client.

In addition to our marketing efforts, another  reason for the increase in the revenues from Platform & Maintenance Services during the reporting period was the increased demand from our customers to ensure that their IT systems would be able to meet the increased public demands on their infrastructure, including banking systems, in China before and following the Olympics Games. Most of the big four banks in China upgraded their capacity to ensure the stability of their IT systems, which lead to an increase in their spending on hardware systems.

CHANGES IN COST OF REVENUES:

For Software and Solutions line of businesses, cost of revenues consists mostly of wages, benefits, and travel costs for engineers who work on projects. The headcount of our engineers increased from 1118 in 2007, 1383 in 2008, to 1527 in 2009, resulting the cost of revenues increased significantly over the years.  Although we faced pressure of wage increases in the last few years in a very competitive labor market, we were able to maintain a stable average cost per engineer by hiring more engineers with less experiences and lower salary. Changes in benefit costs did not change significantly as the average engineer salaries did not change significantly. However, travel costs for engineers who work on projects in a different city increased significantly over the last three years because of the company’s strategy of expanding into the small to medium banks across the country.

CHANGES IN OPERATING EXPENSES:

Our operating expenses consist of research and development expenses, selling and marketing expenses and general and administrative expenses. Our operating expenses increased 25.3% from RMB155.0 million in 2008 to RMB194.1 million (USD28.4 million) in 2009, primarily due to increase in general and administrative and selling and marketing expenses.

Our overall selling and marketing expenses as a percentage of revenues increased from 7.3% in 2008 to 14.1% in 2009, mainly due in part to the decrease in our revenues and in part to the increase in our selling and marketing expenses. Our Sales & Marketing expenses increased by RMB 4,438,628 in 2009 compared to 2008, primarily caused by the increase of RMB 5,046,006 in Wages & Benefits. The contributions to this increase are RMB 6,796,911 and RMB (1,750,905) from Core business and POS business, respectively. The decrease in Wages & Benefits of POS business was mainly due to the reduction in headcount from 206 persons in 2008 to 113 persons in 2009, mostly among entry level, low salary sales staff. If we adjusted the overbooked employee social insurances in the amount of RMB 1,151,105 from the Wages & Salaries expenses of Core business in 2008, the adjusted Wages  & Benefits expenses would be RMB 15,295,291 in 2008, compared with RMB 21,041,097 in 2009. Our headcount in Sales & Marketing in the Core business increased from 58 persons in 2008 to 78 persons to 2009 while the wage cost per sales staff did not change significantly. The average annual Wage & Benefits expenses were RMB 265,436 and RMB 269,758 in 2008 and 2009, respectively. As a result, the headcount increase in Sales & Marketing in Core business explains the corresponding expense increase from 2008 to 2009. Other selling and marketing expenses, such as those associated with business development activities, travel expenses and entertainment expenses also grew faster than our revenues.

Our general and administrative expenses increased RMB32.6 million from RMB95.4 million in 2008 to RMB 126.5 million (USD18.5 million) in 2009, primarily due to a number of reasons: (1) we have taken a bad debt charge of RMB18.3 million (USD2.7 million) in 2009 to write off some receivables related to impaired debts; (2) our rent expenses increased by RMB3.3 million from 2008 to 2009 while our branch offices increased from 19 locations in 2008 to 24 locations in 2009; and (3) RMB2.2 million in expenses were spent on IT system buildup to improve our management efficiency.

Revenues by Sources, page 60

4.
We note that you present your revenues, cost of revenues and gross profit for platform and maintenance services on a net basis as you indicate that the majority of such revenues are simply pass-through costs related to the third-party software or hardware. Tell us how you considered identifying this presentation as a non-GAAP measure and accordingly how you considered including the disclosures required by Regulation G and Item 10(e) of Regulation S-K.

Response

Platform & Maintenance Services business is essentially the resale of the third party hardware and software products, and the related supported services. Such revenues are simply pass-through price differences. This line of business requires very little resources from the company, is of very low margin compared with Software & Solutions, and lacks the sustainability. Notwithstanding the company’s revenue generated from Platform & Maintenance Services business is recognized as gross in the financial statements based on the criteria set out in ASC Topic 605-45, Principal Agent Considerations, we believe that a net revenue presentation for all revenue classified under Platform & Maintenance Services is a better way to reflect the operations of the company from the perspective of the pass-through nature of the Platform & Maintenance Services business.

We will consider disclosing the reasons for disclosing non-GAAP measure in future filing.

Gross Profit and Gross Margin, page 63

5.
We note on page 64 that you discuss three main reasons for the decrease in gross margin in 2009, Please tell how you considered quantifying the impact of each of the reasons mentioned. We refer you to Item 5.A.1 of Form 20-F and Section III. D of SEC Release 34-26831.

Response

Two reasons for decrease in gross margin in 2009 are quoted as follows:

Four projects that were close to 100% complete were cancelled due to variety of customer reasons beyond our control, such as budget cuts, personnel changes at customers If these four projects had not been cancelled, the gross margin in Software & Solutions would be 45.6%. All of those projects are newer customers and we have installed stricter control on the amount of cost that can be invested on a new customer’s project before the contract is signed. As a result, the likelihood of this happening will be much smaller in the future.

There are eight projects with new banking customers with much lower margins than normal due to the fact that (a) our pricing had to be extremely competitive in order to win the project; and (b) we experienced some cost overruns because we had to adjust our management requirements to new customers and issues. If these eight projects’ margins had been normal, the gross margin in Software & Solutions would be 49.4%, which is comparable with the gross margin in Software & Solutions for the year ended December 31, 2008 (55.2%). Projects of this nature may still happen in the future as the company evaluates which areas of new solutions it would like to penetrate, but we will improve our cost management in such future projects.

Without the above circumstances, the gross margin in Software & Solutions would have been 50.7%

Income from Operations

Other Income (Expenses), page 66

6.
We note the significant fluctuations in total other income (expense) from RMB 4.5 million of other income in fiscal 2007 to ($3.8) million of other expense in fiscal 2008 to $3.1 million of other income in fiscal 2009, However, your disclosures on page 66 only discuss the 2009 increase in investment income and other income, but there is no discussion of the components of such amounts. Tell us how you considered enhancing your disclosures to more clearly explain and quantify the various factors that contributed to the change in other income (expenses) for each of the periods presented. Please include an explanation of such changes in your response. We refer to Item 5.A.1 of Form 20-F and Section III. D of SC Release 34-26831.

Response

Other Income (Expenses) are detailed as follows:

	2007	2008	2009
	RMB	RMB	RMB
Interest income	1,818,536	1,259,336	425,126
Interest expense	-1,937,368	-3,783,067	-2,860,851
Income (loss) from short-term investment	3,494,446	-529,036	1,203,274
Loss from equity method investees
Beijing Sihitech Huazhi Consulting Service Co., Ltd.			-400,000
Hainan Baodaotong Technologies Limited	-		70,143
Elegon		-1,280,200	-3,500,105
Subtotal		-1,280,200	-3,829,962
Gain on disposal of affiliates
Shanghai Yuxinhongzhi Information Technology Co., Ltd.	-	247,256
Elegon			6,291,960
Other income, net
Adjustment on real estate that was received as a compensation for notes receivable			2,236,740
Donation to relief for Wenchuan earthquake		-1,000,000
Negative goodwill written off		833,799
Other	1,078,033	411,003	-358,343
Subtotal	1,078,033	245,702	1,878,397
Total	4,453,647	-3,840,009	3,107,944

The income (loss) resulted from an investment made in China in an investment trust.  The company has discontinued this form of investment.

Other from Other income, net consists of multiple items including gains from disposal of fixed assets, fines and fees, miscellaneous donations, among many other items.

We will make better evaluations in the future on the significance of the items in this category to disclose major items on the list.

B. Liquidity. and Capital Resources, page 68

7.
It appears that you had outstanding short-term borrowings of $11.7 million as of December 31, 2009. Please disclose the material terms of these loans including the parties to the loan agreement and any material covenants or representations associated with the loan. Also provide us with an analysis as to how you determined that the loan documents and the guarantee provided by your chief executive officer need not be filed, See Instruction 4(a) of the Exhibits to the Form 20-F.

Response

The information relating to each of the loan amounts is set forth on page 68 of Form 20-F. The two lenders are China Construction Bank and Bank of Beijing.

The loans were entered into as a back-up source of funds, for cash-flow management purposes, and to establish a lender-borrower bank relationship. Since the company could repay the loans from cash on hand, the loans were not material to the liquidity of the company or in amount relative to its assets.  Therefore, the company does not believe that these loans are material agreements for the company.

We will consider including loan documents in the Exhibits in future filings if the situation or analysis of materiality changes.

8.
We note the significant changes in accounts receivable from year-end 2008 to year-end 2009, which was mainly due to the implementation of a new compensation scheme that resulted in increased collection efforts by the sales staff. We also note that your Form 6-K furnished on May 19, 2010 includes an analysis of days sales outstanding (DSO) for accounts receivable. Tell us how you considered disclosing days sales outstanding ("DSO") at each balance sheet date and its impact on cash flows in your Form 20-F. We refer you to the guidance in Section IV,B,1 of SEC Release 34-48960.

Response

We disclosed the calculation of DSO every quarter to show our investors our progress on the collection of receivables. With the implementation of a new compensation scheme, we were able to reduce the DSO in 2009 compared with 2008, demonstrating a better cash flow management from operations. Company’s revenue generated from Platform & Maintenance Services business is recognized in the financial statements based on the criteria set out in ASC Topic 605-45, Principal Agent Considerations. We believe adjusted DSO calculation on gross basis is a more appropriate than DSO calculated based on net basis since we received gross payment from customers.

We will consider disclosing DSO at each balance sheet date and its impact on cash flows in Form 20-F. We will also consider disclosing the reasons for disclosing non-GAAP measure in future filings.

9.
We note the considerable increases in costs and estimated earnings in excess of billings on uncompleted contracts and to a lesser extent the increases in billings in excess of costs and estimated earnings on uncompleted contracts from fiscal 2008 to 2009. Please tell us the reasons for such changes and tell us how you considered disclosing this information in your liquidity and capital resources discussion. We refer you to Section IV.B.1 of SEC Release 34-48960.

Response

We use percentage of completion method for revenue recognition of our Software & Solutions. However, our billing schedules are not necessarily based on percentage of completion schedule. As a result, there may be a timing difference between revenue recognition and actual billing for uncompleted projects.

Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts are the amount of our revenue recognition ahead of the actual billing to our customers. Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts are the amount of actual billings ahead of our revenue recognition.

The number uncompleted projects as of the end of fiscal year increased from 150 in 2008 to 286 in 2009. Accumulated billings for project which is at an earlier stage of completion is normally less than accumulated billings for project which is at a later stage of completion. The company normally starts issuing invoices when a project is 30% completed. As of December 31, 2009, 8% of uncompleted projects were less than 30% completed whereas 15% of uncompleted projects were less than 30% completed as of December 31, 2008. As a result, our liquidity was improved in 2009 as we were able raise more billings in 2009 compared to 2008.  We will consider discussing this when the situation reverses in the future.

Item 6.  Directors, Senior Management and Employees

B. Compensation, page 72

10.
We note that you have not disclosed any amounts that you have set aside or accrued to provide pension, retirement or similar benefits to your directors or executive officers. See Item 6.B.2 of Form 20-F. However, Note 2(n) to your Consolidated Financial Statements indicates that you participate in a defined contribution retirement plan that covers your employees. Please advise.

Response

There are no defined contribution retirement plans for any of the executives of the company.  The amounts that are referred to in Note 2(n) of the Consolidated Financial Statements refer to the statutory payments required to be made by the company to the various governmental bodies under national and province law, which are similar to United States Social Security and other employment based payments made by United States companies.  The payments by the company are based on the income of the individual.  Therefore, there is no amount set aside or accrued to provide pension, retirement or similar benefits to directors and executive officers that needs to be disclosed under Item 6.B.2 of Form 20-F.  As noted below, in the future, Note 2(n) will be re-phrased to eliminate the confusion.

C. Board Practices, page 74

11.
It does not appear that you have provided a negative statement as to whether the employment agreements with your executive officers and directors provide for benefits upon termination of employment. Refer to Item 6.C.2 of Form 20-F and advise.

Response

Since the employment agreements with Messrs Hong and Zeng include separation payments, which are disclosed in the section discussing the employment agreements, the negative statement would be incorrect under the “Board Practices” section.  We do not have, and none of our subsidiaries have, service contracts with any of our other executive officers and directors providing benefits upon termination of employment.

Item 7. Major Shareholders and Related Party Transactions, page 79

12.	We were unable to locate the information required by Item 7.A.2 of Form 20-F. Please advise.

Response

The “host country” shareholder information was inadvertently omitted form Item 7 of the Form 20-F.  The company has issued and outstanding an aggregate of 18,560,014 shares as of November 3, 2010, held of record by 17 persons.  Of these shares, 75,000 are held of record by one person in the British Virgin Islands, the jurisdiction of incorporation of the company, 2,981,468 (16%) shares are held of record by 15 persons in countries other than the British Virgin Islands and the United States, and 15,503,546 (84%) shares are held of record by CEDE & CO (FAST).

B. Related Party Transactions, page 79

13.
With respect to the cash advances made to and borrowings from your affiliates, please describe the nature of each of the transactions. In addition, tell us whether there was any interest on the transactions entered into with your affiliates or with your chief executive or chief operating officers.

Response

The cash advances of RMB26,160 to the chief executive officer were made as an advance for incurring business development expenses on behalf of the company. Therefore, these are not loans by the company, and therefore, there is no interest levied on the transactions.

The transactions do not have fixed terms. Balances relating to the transactions are non-interest bearing and payable on demand. Other than this matter, the Board of Directors of the Company is of the opinion that the related party transactions were in the normal course of business and on normal commercial terms.

During 2009, we extended total of RMB 800,000 to Huazhi on a short term basis. We  considered the impact of the imputed interest but concluded that it was not material on the advance.

We also extended RMB 20,000,000 to Baodaotong on September 8, 2009 and the whole amount was paid back on September 11, 2009. The borrowings were made to show the government agency that Baodaotong has enough credit available to undertake a project that it was negotiating with the agency. Given the borrowing was for such a short period, we considered the impact of the imputed interest but concluded that it was not material on the advance.

Item 10. Additional Information

C. Material Contracts, page 88

14.
Please tell us whether you have entered into any material contracts other than in the ordinary course of business within the two years immediately preceding the date of your annual report. It is unclear from your disclosure whether you have entered into any such contracts. If you have, it does not appear that your disclosure complies with the requirement to include in this section a summary of any such contracts, including the general nature of the contract, terms and conditions, dates and parties to the contract. Please advise.

Response

We have not entered into any material contracts, other than in the ordinary course of business, within the two years immediately preceding the date of the annual report.  Therefore, we have not discussed any specific agreements in the Form 20-F or filed any such agreements as exhibits.

Item 11. Quantitative and Qualitative Disclosure About Market Risk, page 93

15.	Please provide quantitative disclosure regarding the foreign exchange risk that you have identified as required by Item 11(a)(1) of Form 20-F or tell us why disclosure is not warranted.

Response

We conduct all of our businesses in China in RMB currency except very small amount of equipment purchases from vendors like IBM and some miscellaneous such as legal fees, NASDAQ fees, SEC fees, legal fees, among others in USD. We pay these items using USD in our offshore account. As a result, there is no foreign exchange risk associated with our business.

We had cash balances of USD 1.0 million, USD 2.6 million, and USD 2.3 million  deposited in our offshore account at the end of 2007, 2008, and 2009, respectively, while all of our other assets are in RMB with total assets in the amount of RMB 82.2 million, RMB 94.4 million, and RMB 86.8 million by the end of 2007, 2008, and 2009, respectively. A 1% of change in USD to RMB exchange rate using the year end actual exchange rate will cause the total asset value to fluctuate by 0.009%, 0.019%, and 0.018% in 2007, 2008, and 2009, respectively.

We can conclude from the calculation above that impact is none or very small and it is not necessary to provide quantitative disclosure regarding the foreign exchange risk.

Item 15. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 94

16.
It appears you have omitted the statement that the registered public accounting firm that audited the financial statements included in the Form 20-F has issued an attestation report on management's assessment of your internal control over financial reporting. Refer to Item 15(b)(4) of Form 20-F and advise.

Response

This annual report includes an attestation report of our registered public accounting firm regarding internal control over financial reporting, and is incorporated under item 15 following the heading “Management’s Annual Report on Internal Control Over Financial Reporting”. Because the actual report was included, we did not include the statement.  In future filings, we will include the following language “Our independent auditor, BDO Limited, has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting. The report is as follows:”

Item 16G Corporate Governance, page 97

17.
It does not appear that your disclosure complies with the requirements of this Item, which calls for a concise summary of the significant ways in which your corporate governance practices differ from those followed by domestic companies listed on the Nasdaq Stock Market, In this regard, we note related risk factor disclosure on page 26 of the Form 20F. Please advise.

Response

We did not provide a full discussion in Item 16G of the corporate governance practice differences between United States companies and those of the company, as a foreign private issuer, required by NASDAQ, because the same information was disclosed in Risk Factors.  In the future we will state the information as mentioned in Risk Factors and make a concise summary about the differences in corporate governance practices relevant to the company versus United States companies in Item 16G.

Item 18.  Financial Statements

Consolidated Statements of Operations, page F-4

18.
We note that your platform and maintenance services consist of system integration service, agency sales and maintenance services, We further note that the system integration services include revenues from both 3rd party hardware sales and the value added services provided in obtaining such hardware and yet you categorize all of these revenues as services in your consolidated statement of operations. Tell us the amount of revenues from your system integration services applicable to (a) the hardware and (b) the service portion of the arrangement for each period presented. Also, tell us how you considered separately classifying revenues, as well as cost of revenues, from your system integration arrangements as product and services pursuant to Item 18 of Form 20-F and Rule 5-03(b)(1) and (2) of Regulation S-X. To the extent that these bundled arrangements cannot be separated between product and services, then tell us how you considered providing a separate category in your consolidated statement of operations for such arrangements.

Response

During the year ended December 31, 2009, the amount of revenues from system integration services applicable to the hardware sales was RMB12,575,000 and the services component was RMB623,397. The service component was primarily telephone support services to be rendered subsequent to the delivery of the hardware. There was no revenue recognized for the value added services during the year ended December 31, 2009. As the amount of service component was insignificant, no separate disclosure was made.

19.
While we note from your disclosures in Note 18 that the assumed exercise of UPOs is anti-dilutive and was therefore not included in the calculation of diluted loss per share, it is not clear why you have labeled the diluted net loss per share and diluted weighted average common shares outstanding information as "N/A." Considering there is no difference between your basic and diluted per share information; tell us how you considered including diluted weighted average common shares and diluted net loss per share information equivalent to your basic per share disclosures pursuant to the guidance in ASC 260-10-45-7.

Response

The basic and dilutive loss per share for the year ended December 31, 2009 were identical as the effect of the assumed exercise of UPO is anti-dilutive. The “N/A” was a typo and inadvertently included as the diluted weighted average common shares outstanding and the dilutive loss per share for the year ended December 31, 2009. We will make the necessary amendment in the future filing.

Note 1. Organization and Description of Business, page F-8

20.
We note that on August 30, 2009, Yuxinyicheng transferred its 100% interest in Guangzhou Sihitech at carrying value to a third party. Your disclosures on page F•50 indicate that the consideration received approximated the net asset value of Guangzhou Sihitech at the date of disposal. Tell us the amount of the consideration received and please clarify whether you have received such funds. In this regard, we note from your disclosures in Note 5 that other receivables include consideration for the disposals of a subsidiary and an equity method investment, To the extent these receivables relate to the sale of this subsidiary, explain further the payment terms of such receivable. Also, tell us how you accounted for the transfer and provide the specific accounting literature upon which you relied. Also, tell how you reflected this transaction in the financial statements and in particular your consolidated statements of cash flows.

Response

In 2009, we decided to dispose of Guangzhou Sihitech to streamline our corporate structure as its business and operations have been incorporated into other entities within our group. Prior to the disposition, we transferred all the assets and liabilities of Guangzhou Sihitech to other entities within our group, except for a payable to the company of RMB4.1 million and certain assets of RMB4.1 million. Then, we sold our 100% equity ownership in August 2009 to an outsider for zero consideration. Therefore, it had no impact on our statements of cash flows. The payable to the company of RMB4.1 million was included in our financial statements as of December 31, 2009 as other receivables. In May 2010, we received RMB2.9 million out of this receivable, and expect to receive the remainder by end of 2010.

Note 2.  Summary of Significant Accounting Policies and Practices

(k) Revenue Recognition, page F-20

21.
Your disclosures on page 29 indicate that you typically only provide Platform & Maintenance Services as part of a larger client engagement that includes Software & Solutions. Please explain further how you determined that your system integration services should be accounted for separately from your software and solutions arrangements and why these arrangements are not included with your ASC 985-605 contracts.

Response

System integration services are subject to separate bidding processes. They are open for bidding to any qualified vendors, including our competitors and independent system integrators who have no capabilities of software and solution application development. Also, our system integration services are not exclusively for our software and solution applications. Therefore, although it is our strategy only to provide Platform & Maintenance Services as part of a larger client engagement that includes Software & Solutions, there are external factors causing us to deviate from it. In addition, system integration services contracts and software and solution services contracts are always entered into in different time.

In determining the applicability of ASC 985-605 on our system integration service, we also considered that our system integration services do not include:

1.	Licensing, selling, leasing, or otherwise marketing computer software;
2.	Software and software-related elements of an arrangement that include software that is more-than-incidental to the products or services in the arrangement as a whole;
3.	More-than-insignificant discounts on future purchases that are offered by us in a software arrangement; and
4.	Arrangements to deliver software or a software system, either alone or together with other products or services that require significant production, modification, or customization of software.

Therefore, we determined that our system integration service should be accounted for separately and does not fall within ASC 985-605.

22.
We note your disclosures regarding your collaboration agreement with China Financial Certification Authority ("CFCA"). Specifically, on page 13 you indicate that CFCA will host and maintain the online banking platform and you will provide the necessary hardware and online banking solutions. Tell us the amount of revenues earned from this arrangement for each period presented. In addition, please clarify your response to comment 12 in your October 20, 2008 letter where you indicate that the company recognize the annual fee for hosting and maintenance of the ASP platform and a customization fee on a per request basis. In this regard, explain further why the company is recognizing the hosting and maintenance revenues when your current disclosures indicate that CFCA hosts and maintains the online banking platform. Your prior response also indicated that the company and CFCA will share the variable fees based on the number of users, transaction type and transaction volume. Please explain further your analysis of net accounting for these transactions. In this regard, tell us what you mean by the "merchant" is the primary obligor and that you have no latitude in establishing pricing. Tell us who the merchant is in these transactions and tell us what portion of the arrangement fee represents your net revenue. In addition, tell us how you considered including a discussion of your revenue recognition policy for these arrangements in your footnote disclosures.

Response

We entered a collaboration agreement with CFCA at the end of 2007 to jointly develop the e-banking Application Service Provider (ASP) market. There are specific terms about the rights, economic interests, responsibilities, obligations in the agreement for each party in the business. According to the collaboration agreement, the initial installation of the software system was hosted on CFCA’s servers; however, software systems have gradually been migrated to our own platform as CFCA did not contribute its effort and fulfill its obligations in accordance with the collaboration agreement. We were essentially running the business without any contributions from CFCA.

We established a joint venture with NTT Data Group in January 2010, Yuxin Data to acquire the e-Banking ASP business from us and continue to run the business through the joint venture.

The following is the summary of revenues derived from e-Banking ASP businesses (in million, RMB) included in Software & Solutions:

	Q1	Q2	Q3	Q4	Total

2007	0	0	0	0	0

2008	0	0	0	0	0

2009	0.51	2.37	1.60	1.77	6.25

The following is the summary of revenues derived from e-Banking ASP businesses (in million, RMB) included in Platform & Maintenance Services:

	Q1	Q2	Q3	Q4	Total

2007	0	0	0	0	0

2008	0	0	0	0	0

2009	0.63	0.88	0.95	0.95	3.41

The e-Banking ASP related contracts normally included both customization service and support and maintenance service. The services involve the customization and installation of e-banking software package, and the ensuing support and maintenance services. We recognize the revenues from customization and installation on the percentage of completion method and classified as revenue from Software & Solutions, the same as other software development for our customers based on ASC 985-605. The revenue related to maintenance services is recognized over the service period and classified as revenue from Platform & Maintenance Services.

Due to the fact that CFCA did not contribute its effort and fulfill its obligation according to the collaboration agreement, we did not set aside a payable to CFCA nor share any revenue with CFCA.

The term “merchant” mentioned in our prior response to comment 12 in our letter dated October 20, 2008 refers to the user of our POS terminal, not related to the e-Banking ASP business. Our agreement with CFCA was specifically intended for e-Banking ASP business development only and as a result, no arrangement fee in this regard related to any merchant. Up to and in the year ended December 31, 2009, we have not charged service fee based on transaction amount as mentioned in our prior response to comment 12 in our letter dated October 20, 2008.

(t) Investments under Equity Method, page F-24

23.
We note that you recognized a loss from equity investments of RMB3,829,961 during fiscal 2009. Please provide us with a breakdown of such amount by equity method investee. In addition, please clarify whether the RMB6,291,960 gain on disposal of Elegon was recorded with the loss from equity method investees or whether it was included in other income, net. Also, tell us how you considered whether financial statements pursuant to Rule 3-09 of Regulation S-X are required for any of your equity method investees and provide the calculations that support your conclusions.

Response

The breakdowns of the loss from equity investment, net, are:

Gain (loss)
RMB
Yuxinhuazhi (Sinowise)	(400,000)
Hainan Baodaotong	70,143
Elegon (disposed in 2009)	(3,500,105)
Total	(3,829,962)

The gain from disposal of Elegon to 3i infotech Limited of RMB6,291,960 was included in Other Income, net.

Pursuant to rule 3-09 of Regulation S-X, we have considered the following tests:

		Baodaotong	Sinowise
		RMB ‘000	RMB ‘000
As of December 31,2009
Investment in and advances to	(a)	7,570	-
Proportionate share of the total assets	(b)	7,721	246
Equity income from continuing operations before income taxes, extraordinary items	(c)	(70)	(400)
Total consolidated assets	(d)	868,118	868,118

For the year ended December 31, 2009
Total consolidated net loss	(e)	(15,645)	(15,645)

(a) / (d)		0.9%	0.0%
(b) / (d)		0.9%	0.0%
(c) / (e)		0.4%	2.6%

None of the above exceed 20% threshold, therefore, no separate financial statement were filed.

Note 14. Reserves, page F-40

24.
We note that you are incorporated in the British Virgin Islands, however a significant portion of your assets and operations are located in the PRC, which restricts the transfer of assets or dividends outside that country. As such, tell us how you considered Rule 504 of Regulation S-X in determining whether audited information for the parent company only is required. Similarly, tell us how you considered the requirements of Rule 408(e)(3) of Regulation S-X to include a discussion of these restrictions in the financial statement footnotes. In this regard, while we note your disclosures regarding the statutory reserve requirements on page F-40, it is unclear whether these are the only restricted assets of your Chinese subsidiaries and Vies. Please explain and provide the calculations that support your conclusions.

Response

We believe that there is a mis-understanding on the breadth of the restrictions on wholly owned foreign enterprises in the Peoples Republic of China, of which the company is one, with respect of their ability to transfer assets and make dividend payments outside of the PRC.  These types of companies, including the company, are indeed permitted to make transfers and pay dividends outside of the PRC.  The only requirement for certain of these transactions, those mostly being cash transactions, is to register the transaction with a governmental organization known as SAFE for the purpose of obtaining the necessary foreign exchange.  Such registration, if properly made, will permit the company to make payments outside of the PRC.  There may be a tax withholding amount due to the PRC authorities on such payments, but this is not a restriction on the payment, and is similar to any withholding tax due in other countries, such as the United States, on payments to non-residents.  The ability and related procedures to make such payments is fully disclosed in several places throughout the Form 20-F and are consistent with each other and this discussion.

The restriction with respect to earnings discussed in the Form 20-F, is in the manner of a retained earnings requirement, similar to that of Delaware law and the law of many of the states of the United States. We note, however, that the law of the British Virgin Islands has functionally eliminated the concept of retained earnings. A company formed under the laws of the PRC is required to allocate and not use for the payment of dividends and equivalent payments an amount equal to 10% of its annual earnings, until it has retained an amount equal to 50% of its registered capital.  The allocated amount is the only restricted assets which we have disclosed in Note 14 to the financial statements. As of December 31, 2009, the statutory surplus reserve was RMB43,135,361 while the net assets was RMB601,187,364. The statutory surplus reserve is 7.2% of the net assets. As the restricted assets is less than 25% of the consolidated net assets, therefore, we considered that no audited information for the parent company only is required pursuant to the Rule 504 of Regulation S-X.

Exhibits

25.
It appears that the employment agreements with your independent directors should be filed as exhibits to the Form 20-F. Please tell us how you determined that these agreements are not required to be filed. See Instruction 4(c) of the exhibits to Form 20- F.

Response

The employment agreements of the independent directors only provide for a modest compensation amount for meetings attended.  The amounts actually paid have been included in the aggregate amount disclosed under Item 6.B of Form 20-F.  Additionally, we read the instruction under Item 6.B, “Disclosure of compensation is required on an individual basis unless individual disclosure is not required in the company’s home country and is not otherwise publicly disclosed by the company.” to mean that there is no obligation to file the agreements with the directors.  If the agreements are filed, then there is individual disclosure which is not required in the home country of the company and which is not otherwise disclosed by the company.  We are not disclosing the amount here because these letters are not ultimately made public under the home jurisdiction. Therefore, the company determined that it was not obliged to file the agreements because they are not material, the information is otherwise disclosed on a non-individual basis in its Form 20-F and the instructions do not require disclosure.

Exhibits 12.1 and 12.2

26.
The certifications signed by your principal executive and principal financial officers continue to include the certifying individual's title at the beginning of the certifications. Please conform the certifications with the text provided in Instruction 12 of the Exhibits to Form 20-F. In this regard, we note your response in your letter dated October 20, 2008 in connection with our review of the Form 20-F for the fiscal year ended December 31, 2007 that you would provide conforming certifications.

Response

The company will conform the certification s under Exhibits 12.1 and 12.2 to the instructions for them in the future.

Forms 6-K Furnished May 19, 2010 and August 13, 2010

27.
We note you have provided disclosure of DSO on a pro-forma basis, which accounts for the impact of agency services contracts. Tell us how you determined the amounts applicable to agency service contracts and tell us how you considered including an explanation of what agency service contracts represent in your Form 6-K. Also, tell us how you considered referring to the pro-forma DSO amounts as non-GAAP DSO and how you considered including the disclosures required by Regulation G. We refer you also to Question 102.12 of the Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures htto://www.see.govidivisions/corpfin/guidance/nongaapinterp.htm for further guidance.

All of the agency services contracts have actual sales amount for the transaction. When we calculated the pro-forma DSO, we adjusted amount of revenues by the pass-through costs amount.

*************

In connection with our response to the comments of the Staff of the SEC made above, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filing of the Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/S/ Steve Dai

Steve Dai,
Chief Financial Officer